January 30, 2019

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd
15/F, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000

       Re: Secoo Holding Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 26, 2018
           File No. 001-38201

Dear Mr. Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Z. Julie Gao, Esq., Skadden